UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒  SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐  SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2019

Legion M Entertainment, Inc.

(Exact name of issuer as specified in its charter)

Delaware	81-1996711
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

Legion M Entertainment, Inc. 1801 Century Park East, 24th Floor Los Angeles, CA 90067

 (Full mailing address of principal executive offices)

833-534-4666

(Issuer’s telephone number, including area code)

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report and our annual report filed on Form 1-K on April 30, 2019. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

The unaudited financial information set forth below with respect to the six-month period ended June 30, 2019 is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when review of historic financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited condensed restated financial information, although in the opinion of management all adjustments necessary to make restated interim results of operations not misleading have been included here. Unless otherwise indicated, latest results discussed below are as of June 30, 2019.

Operating Results

Our revenues for the six months ended June 30, 2019 (“Interim 2019”) were $259,400, compared to $18,676 during the six months ended June 30, 2018 (“Interim 2018”). Cost of net revenue in Interim 2019 was $227,926 compared to $13,099 in Interim 2018. Accordingly, we had a gross profit of $31,474 for Interim 2019 compared to gross profit of $5,576 for Interim 2018. At this stage in the company’s development, our revenue and margins are still fairly volatile and sporadic. We expect this to continue as we introduce and develop new revenue streams.

Revenue in Interim 2019 came from Legion M projects (including merchandise sales, event tickets/sponsorships, and other project revenue) as well as sales of Legion M branded merchandise. Revenue in Interim 2018 came primarily from sales of Legion M branded merchandise.

In addition to the revenue recognized in this period, Legion M also had $134,579 in project-related revenue that was collected in Interim 2019, but has not yet been recognized because the deliverables associated with it were not delivered during the period. We expect to recognize this amount as revenue in the second half of 2019 -- in the meantime it is listed as a “deferred revenue” liability on the balance sheet.

For Interim 2019, operating expenses were $1,578,687 compared to Interim 2018 expenses of $1,112,561. Our operating expenses consist of employee compensation and benefits, sales and marketing, independent contractors, professional fees (e.g. legal, accounting, etc.), travel expenses, general and administrative, and depreciation.

The largest component of our Interim 2019 operating expenses was Sales and Marketing, which was $700,647 in Interim 2019 compared to $312,078 in Interim 2018. These expenses vary greatly from month to month based on what (if anything) we are promoting. For example, during our equity crowdfunding campaigns (we raised $2,178,632 in Round 4 investments during Interim 2019 compared to $416,314 in Round 3 investments during Interim 2018) we use online advertising to market the fundraising opportunity. When our projects come out (including Tolkien, Field Guide to Evil, and the Excelsior! Stan Lee Tribute which all released in Interim 2019 compared to Bad Samaritan which released in Interim 2018), we often spend money to market the projects. We also produce Legion M events and activations at comic cons and film festivals (e.g. Legion M Live Lounge at Sundance in both Interim 2019 and Interim 2018) that have costs associated with them, although whenever possible we work with sponsors to help offset these costs.

The next largest component of our operating expenses are the costs associated with compensation and benefits to employees and independent contractors. This includes not only cash expenses (e.g. the money we pay for salaries, wages, taxes and benefits) but also the value (according to GAAP accounting standards) of stock options vesting to employees and advisors. Note that where appropriate under GAAP accounting standards, some of our project-specific labor expenses are capitalized and appear on our balance sheet instead of the “Compensation and benefits” line of the Statement of Operations.

Our cost of Compensation and Benefits decreased from $571,400 in Interim 2018 to $530,735 in Interim 2019, and our cost of Independent Contractors increased from $46,605 to $62,699 As of June 30, 2019, we had six full-time employees, six regular part-time employees/contractors and a variety of part-time employees/contractors that we use on an as-needed basis. At the end of Interim 2018 we had one fewer part-time employee/contractor (5 instead of 6), but the number of full-time employees was the same.

Of the $530,735 in Compensation and Benefits in Interim 2019 (vs. $571,400 in 2018), $152,466 (vs. $194,961 in Interim 2018) was attributable to non-cash “stock compensation expense” which can be seen on the Statement of Cash Flows. This doesn’t reflect cash we are spending, but instead reflects the value (according to GAAP standards) of stock options vesting to employees, advisors, and partners. The reduction of non-cash “stock compensation expense” from Interim 2018 to Interim 2019 is a result of vesting of stock grants having been completed, and is the primary reason for the overall reduction of our Compensation and Benefits costs between the two periods.

Our “General and Administrative” costs increased from $42,134 in Interim 2018 to $81,811 in Interim 2019, which was primarily due to increased insurance costs. The remainder of our operating expenses were relatively unchanged between Interim 2019 and Interim 2018: professional fees ($72,329 vs $71,270 respectively); travel expenses ($65,701 vs $64,243 respectively); and depreciation ($5,202 vs $4,841 respectively).

Legion M follows GAAP standards for capitalizing costs on projects where we expect a financial return over time. As such, we periodically evaluate the anticipated returns of the “Investments in Productions” that are included on our Balance Sheet. At the end of Interim 2019, we reduced the investment amount listed on our Balance Sheet by $59,563 which amount is reflected as “Asset Impairment” on our Statement of Operations. As of June 30, 2019, we had $494,556 of capitalized costs on our Balance Sheet, an increase of $26,689 over December 31, 2018, when we had $467,867 on the Balance Sheet.

These capitalized costs represent “bets we still have on the table.” It’s impossible to predict with certainty what the financial return of a project will be. For example, the return on a feature film is dependent upon the success of the film, and the return on a TV project is dependent upon the series being sold. As Hollywood is a hit driven business, the returns on any given project can vary wildly. In accordance with GAAP standards, production costs are stated at the lower of unamortized cost or estimated fair value on a production basis. Therefore, the asset balances on our balance sheet are estimates that may not be realizable in the future.

As a result of the foregoing factors, as well as other expenses, our net loss for Interim 2019 was $1,547,213, a 40% increase over the loss of $1,106,985 in Interim 2018.

Management Evaluation of Operating Results

When reviewing the financials above, one might wonder “why would I invest in a company that’s spending millions more than it makes each year?” This is a very valid question -- not just for you but for Legion M’s executive staff as well. After all, we’re investing in Legion M alongside you—not just with our money but also our jobs, reputations, and careers.

When evaluating companies at Legion M’s stage (about $25 million market cap/valuation), we believe it’s more important to look at potential for GROWTH than near-term revenue. Particularly for the sort of transformative startup (e.g. Facebook, Tesla, Amazon) that Legion M aspires to become. If you had the ability to go back in time and invest in Facebook when it was run by a college drop-out from a home in Palo Alto, Tesla when it was designing a first-of-its-kind electric roadster, or Amazon when its world HQ was a garage, you wouldn’t invest because of the P&L–you’d invest in the vision for the future. The folks who took a risk when those were $25 million companies have done quite well so far.

Of course for every Facebook, Tesla and Amazon there is a Pets.com, WebVan and MoviePass that flamed out spectacularly. Not to mention countless other startups that went under before you ever learned their name. Investing in startups is inherently high risk, but if you pick the right one, there is potential for very high rewards. We believe the keys to “picking the right one” boil down to (a) the company’s vision and (b) the team’s ability to execute on the vision (and evolve it as the company grows). In that regard we believe Legion M is well positioned. Our founders previously started (along with one other cofounder) a company called MobiTV, which was one of the first companies in the world to launch live streaming television on mobile phones back in 2003. That company that grew from 3 founders working out of a spare room to an Emmy Award-winning worldwide leader in streaming television with hundreds of employees and offices around the world. Doing something that’s never been done is always a gamble, but we’ve been here before, and we like our odds.

What Legion M is attempting has never been done before—in fact it was never possible before advent of the JOBS Act. When we started the company in 2016, we had little more than an idea. Since then, we’ve focused on building a foundation and proving (to ourselves, to our investors, and to Hollywood) what a fan-owned company is capable of:

•	We’ve demonstrated that we can build a fan-owned company. Our investor base has just about doubled each calendar year, and is continuing to grow exponentially. With over 20,000 investors (as of September 2019) Legion M is one of the most successful crowdfunding companies in JOBS Act history.
•	We’ve proven we can build a community. With over 100,000 members (inclusive of investors), Legion M is creating a movement of fans eager to help shape the future of Hollywood.
•	We’ve proven that we can get access to top quality projects with A list stars like Kevin Smith, Anne Hathaway, David Tennant, and Nicolas Cage. We’ve also proven we can develop projects of our own that attract Tier 1 talent including Stan Lee and Kevin Smith.
•	We’ve proven that we can activate fans, organizing hundreds of volunteer meetups all over the country to support the opening of our films and creating social media campaigns that are shared thousands and even tens of thousands of times.
•	We’ve proven that we can make an impact on a film’s release, and have glowing references from producers we’ve worked with including Dean Devlin (creator of Stargate and Independence Day) and actor/producer Elijah Wood of SpectreVision (producer of Mandy), as well as the team at Fox Searchlight (a division of Disney).
•	We’ve vetted our idea with industry veterans – many of whom, including Leonard Maltin (Entertainment Tonight), Tim League (Alamo Drafthouse, NEON), Lisa Taback (Netflix), Andrew Cosby (Hellboy, Eureka), Lynn Bartch (Lucasfilm), Bill Duke (Predator, Commando), and Scott Landsman (Sony) have agreed to join our advisory board. Dean Devlin—a writer/producer/director responsible for billions of dollars of ticket sales across the globe went so far to as to say, “Legion M is the Future of our Industry.”
•	We’ve proven that we can generate revenue from multiple streams including sponsorships, merchandise sales, marketing fees, ticket sales, comic book sales, and more.
•	We’ve proven that we can establish a new IP, generating over $135,000 in Kickstarter pre-release sales for Girl with No Name (about 20X the average for a comic book on that platform).
•	We’ve proven that we can develop tools and technology (e.g. SCOUT, M-Pulse, Meetup Maker) that allow us to harness the power of a Legion of fans.
•	We’ve proven that our services have value for studios, with a 2019 marketing partnership with Fox Searchlight (a division of Disney) where we received revenue, comarketing, and fan-exclusives for our members to promote the film Tolkien.
•	We’ve proven we can use our community to generate valuable data. In 2019 over 1,000 members cast over 40,000 votes on our FILM SCOUT platform, generating data that led to a partnership with Screen Media to purchase the North American distribution rights for Memory: The Origins of Alien.
•	We’ve proven we can “Open the Gates of Hollywood” for our shareholders, providing exclusives like premier tickets (Tolkien, Colossal), set visits (Jay and Silent Bob Reboot), priority access to casting as extras (Jay and Silent Bob Reboot), lounges at Sundance Film Festival and Comic Cons, house parties with celebrities (Celebrating Stan Lee), and online livestream Q&A with creators (Dean Devlin, Andrew Cosby)!

SCALING

The first step for a first-of-its-kind company is proving that it is viable. The revenues we have today, while growing, are still relatively small and sporadic (particularly when it comes to film and content investments, which often take years to materialize). However, we believe the steps we’ve taken in our first few years have provided a strong foundation and prove that even at an early stage Legion M has the ability to execute on our vision.

We believe the key to success for Legion M is scale. After all, a Legion of 1 is valueless, but a Legion of 1,000,000 could be invaluable. Our long-term goal, which is baked into our logo, is to unite 1 million fans as shareholders of our company. We know this is ambitious—equity crowdfunding is new, and nobody yet knows what is possible—but the whole reason we founded Legion M is because we believe a company of that magnitude could become one of the most influential companies in Hollywood.

As of this writing (September 2019), we have over 100,000 members--over 20,000 of which are also investors. More importantly, our growth is accelerating:

•	We had approximately 3,200 shareholders at the end of 2016
•	We had approximately 6,600 shareholders at the end of 2017
•	We had approximately 11,000 shareholders at the end of 2018
•	We have over 20,000 shareholders (and growing every day) as of September 2019

As we march toward our goal of 1 million shareholders, we’ve seen first-hand that our power as a company grows along with the size of our community. The larger we are, the broader our reach, and the more interesting we become to studios, producers, distributors, and other partners. With each project we complete our reputation, network, and references grow, and the better we understand how we can effectively harness and leverage our community.

We’ve seen the power of a Legion of 20,000 fans. Now our mission is to grow it – to 40,000, to 100,000 and beyond.

HOW WE PLAN TO MAKE MONEY

Entertainment is a complex and constantly evolving industry that employs a variety of business models for the production, distribution and monetization of content. While there are many ways a company can make money in entertainment (and even more ways to lose it!), our plan is to focus on areas in the value chain where having a built-in audience provides a competitive advantage.

Our goal is to develop a slate of projects diversified across genre, medium, and risk profile. As a startup attempting something that has never been done before, we see many of our early projects as experiments that allow us to better understand our business and prove — to ourselves, our investors, and the industry — the value that a fan-owned company can provide. As of this writing (September 2019) Legion M has experimented with many different business models, including the ones listed below:

FEATURE FILM P&A Projects

“P&A” is an industry term for “print and advertising,” and generally refers to the money spent by a distributor to release and market a feature film. To date, Legion M has had two P&A projects: we partnered with NEON for Colossal and Electric Entertainment for Bad Samaritan. While our deal with NEON involved a cash investment, our deal with Electric Entertainment included an investment that was made via an “in-kind contribution,” where the value of our services and money spent promoting the film was treated as a cash investment in the P&A fund. This is a very powerful model for Legion M as we believe the “in-kind” activities we typically undertake to promote movies (e.g. PR, social media marketing, comic-con activations, meetups, etc.) are also valuable in helping us grow the Legion.

From an investment standpoint, P&A projects are attractive because they typically (but not always) have lower risk/reward profiles and quicker returns than other types of film investments. That’s because P&A investments are made with the distributor (rather than the film’s producers), and are typically paid back before equity investments.

From a marketing standpoint, we believe that Legion M can provide significant competitive advantages during the release cycle of a film. From encouraging viral sharing of content that raises awareness to organizing opening night meetups at theaters around the country, Legion M’s community has a demonstrated ability to create authentic, grassroots buzz. We can’t make a bad movie good, but we believe we can help make a good movie a hit.

FEATURE FILM EQUITY Investment PROJECTS

Generally speaking, equity investments are made early in a feature film’s production cycle to provide the financing required to produce the film. As of this writing (September 2019), Legion M has had three such projects: Field Guide to Evil, Mandy, and Jay and Silent Bob Reboot. In each case Legion M made a cash investment in the film and activated our community around the release. In exchange, we have the potential to earn a cash return on our investment, as well as the ability to earn revenue selling merchandise.

From an investment perspective, equity projects are typically (but not always) higher risk and take longer to provide returns than P&A projects. However, if a film becomes a hit, equity projects typically have potential for greater returns than P&A projects.

Because our involvement with equity projects typically begin before the film has been completed, there are generally more opportunities for us to get the members and investors of the Legion involved in the production process. We believe that providing fans the opportunity to “come along for the ride” during the events leading up to commercial release (e.g. raffling off set visits, providing priority access to join as an extra, hosting livestreams with creators, inviting fans to see the festival premier, etc.) creates grassroots support and buzz that can help a film find a distributor and increase the odds of success once the film is released.

DEVELOPMENT

Development generally refers to the earliest stages of the content production cycle, when production companies invest time, money, and “sweat equity” to develop, package, and sell movies, TV series and other entertainment projects. Examples of development activities include reading and evaluating scripts, brainstorming ideas, creating treatments, providing feedback to writers, licensing IP, packaging talent (e.g. showrunners, actors, directors), finding sponsors, creating budgets, and pitching projects to potential buyers/partners. The goal of development is to package a project and then sell it to a studio, network, distributor, sponsor, or other buyer so the project can be produced.

Legion M has dozens of projects in the development stage. This includes projects like “ICONS: Face to Face” where we invested cash to film a pilot episode, as well as projects like “Airship Cowboys” and “Stunt Team: Drive” where our investment is primarily the time we spend working with partners to develop the idea. Many of our development stage projects have not been publicly announced.

From an investment standpoint, development projects are generally very high risk/reward, meaning that the odds of any given project making it into production are very low, but if you are successful in developing your project into a successful property, the rewards are potentially high. We believe our Legion of fans can give us a competitive edge when it comes to building momentum for projects (e.g. releasing a comic book for Girl With No Name prior to developing the film), leveraging the “wisdom of the crowd” to make decisions (e.g. using the SCOUT platform to find Memory: The Origins of Alien at Sundance), and crowdsourcing ideas and content (e.g. our “Pitch Elevator” project).

MARKETING PARTNERSHIPS

In April of 2019, Legion M announced a marketing partnership with Fox Searchlight (a division of Disney) where Legion M earned revenue, co-marketing support, and exclusives for our members in exchange for promoting the film Tolkien.

From a financial standpoint, this is a powerful business model for Legion M – it’s like a P&A investment but with guaranteed revenue and zero capital at risk. The model only works for certain projects (i.e. we’re not “guns for hire”), but for the right film it can be a win/win for everyone involved. In the case of Tolkien, Legion M provided considerable value by leveraging our community to build awareness and buzz, while the film provided not just revenue, but also exclusive opportunities for our investors (e.g. Hollywood premier tickets, limited edition meetup pins) and a great way to introduce Legion M to the worldwide community of J.R.R. Tolkien enthusiasts.

Tolkien was our first experiment with a marketing partnership, but we’re eager to explore this model further, as it opens the door to many projects (including larger studio films) where other models may not be an option.

DISTRIBUTION

In April of 2019, Legion M announced a partnership with Screen Media to acquire the North American distribution rights for the documentary Memory: The Origins of Alien. This film was selected primarily by the Legion M community with over 1,000 people casting over 40,000 votes on our FILM SCOUT platform for Sundance Film Festival. Under this partnership, we’re sharing the costs and revenues from the North American distribution of the film across all outlets (e.g. theatrical, DVD, video on demand, streaming, etc.). Screen Media is providing the expertise required to distribute the film, while Legion M is providing marketing muscle that we believe will help make it successful.

This is our first foray into distribution, and we’re eager to see the results. We believe that Legion M can provide a competitive advantage with our community to build awareness of the film. In addition, we look forward to using the film to introduce Legion M to the worldwide community of sci-fi lovers and fans of the Alien franchise.

MERCHANDISING

Ever since our community began, there has been demand for Legion M merchandise that allows our members and investors to show off their Legion M pride. As the community gets larger, that demand grows. Today we have dozens of Legion M items in our store ranging from socks and beanies to t-shirts and mugs.

In 2018, through our investment in the film Mandy, Legion M acquired a license to produce merchandise for the film, and has had great success selling items ranging from t-shirts and hats to replica props and Halloween masks. We believe our ability to kickstart a new revenue stream (branded merchandise) for a title that likely wouldn’t otherwise have one is valuable for both Legion M and our partners.

In early 2019, we used Kickstarter to launch presales of a comic book and merchandise line for Girl with No Name, a feature film on our development slate. In less than 6 weeks, the Kickstarter campaign closed with over $125,000 in sales (over 18X the average for a comic book on Kickstarter), despite the fact it was a brand new, never-before-released IP.

In addition to generating revenue, we believe that marketing and selling high-quality merchandise is a fantastic way to nurture the fandom of our projects and introduce Legion M to potential new members and investors. As such, merchandise is an area we expect to further develop as a company.

LIVE EVENT PRODUCTION

Legion M has produced two major live events — the “Celebrating Stan Lee” handprint ceremony and after-party in 2017, and the “Excelsior!” tribute to Stan (benefiting the non-profit charity The Hero Initiative) that we hosted shortly after he passed away. In both cases, we incurred the effort, costs, and risks of hosting the event in exchange for the revenue generated from tickets, merchandise, food/drink, and sponsorship sales. In addition to these major events, Legion M has hosted smaller events including the “Legion M Lounge” at the Sundance Film Festival and at San Diego Comic Con, and the “Fan Oasis” at Los Angeles Comic Con.

As a fan-owned company, we have members and shareholders all over the world who are eager to connect at live events. We believe that fans looking for real-life engagement provide a strong nucleus and can help get the word out about Legion M. We also believe that live events are a fantastic way to introduce new people to Legion M and grow our community. Our events to date have not been designed to turn a profit, but to offset the costs of what would otherwise be considered marketing expenses. As we scale we believe there is potential to turn events into a profit center.

Key Performance Metrics

As a startup, our primary focus is growth. At this stage in our development we have a relatively limited amount of money for our projects, necessitating highly strategic allocation. We consider three primary metrics when evaluating any given project.

REVENUE - Like any other company, the goal of Legion M is to make more money than we spend. Financial success is the key to the long-term viability and success of our company — the more money we make, the more great things we can do.

GROWTH - We believe that growth of our community is the single most important determinant of our success. A Legion of one is insignificant, but a Legion of one million could be invaluable. As such, a project’s ability to help us grow the Legion is an important consideration.

STRATEGIC BENEFIT - Each project Legion M completes becomes a stepping stone to the next. We actively seek projects that allow us to “level up” by forming strategic relationships and developing new capabilities that create long-term value for our company and our partners.

Effects of Scale on Legion M Projects

In calculating the expenses of our projects, we account for both the money (i.e. cash investments and money spent on marketing, travel, etc.) and time (e.g. the proportional cost of staff salaries who are working on the project) spent on them. It’s important to note that at this stage in our development, the financial investments we make in projects are often relatively small compared to the amount of time we spend on them. However, it’s also important to note that these two expense categories scale very differently. The best way to illustrate this is to use a simplified hypothetical example:

Legion M makes a cash investment of $100,000 in a feature film, with a return based on the success of the film. As part of the deal, we agree to host opening-weekend meetups around the country, which cost us $5,000 worth of man-hours to support and $5,000 worth of travel expenses. We also have $5,000 worth of legal, business development and management expenses associated with the project. In total, considering both our time and our cash, our investment in the project is $115,000.

Based on the box-office success of the film we achieve a 15% return on our cash investment, and when the contract is concluded we receive a check for $115,000. In total, we invested $115,000 (in cash, labor and expenses) and received $115,000 in return, making the project break-even.

While the example above is both fictional and simplified, it is representative of one type of deal Legion M has engaged in. We provide it to illustrate two points that we believe are important to keep in mind when evaluating our company at this stage:

1.	As we grow, we expect the amount of money we have to invest in projects to get larger, whereas we expect the time we spend supporting them to stay about the same (or potentially even go down due to the development of processes and infrastructure). In the example above, if we’d invested $1 million in the film (instead of $100,000), our 15% return would yield us $1,150,000 in return, and after deducting the $15,000 worth of expenses, we’d have ended up with $135,000 in net profit rather than simply breaking even. As we grow our investor base and have more access to capital, we expect to be able to take larger positions in projects, reducing the financial significance of the costs we spend supporting them, and improving our chances of profitability when a project is successful.

2.	Legion M’s strength is proportional to (a) the amount of money we’ve got to invest, (b) the size of our community, and (c) the length of our track record. We’ve seen over the past three years that as these factors have grown, our access to projects has increased, and the terms we’ve been able to negotiate have become more favorable. We expect this trend to continue.

Just as you wouldn’t assess an automotive company on the profitability of its prototypes, we believe the best way to evaluate Legion M is with an eye to the future. The projects we have now are prototypes that allow us to better understand our business and demonstrate what a fan-owned company is capable of. We expect some of these projects will be financially successful and others will not but, in either case, the work we do helps us grow the Legion and “level up” to larger opportunities. In the short time we’ve been operating, we have already seen dramatic improvement in both our access to opportunities and our ability to execute on them. As we grow, we expect these trends to continue. If we achieve our goal of one million shareholders, there could come a day when NO project is out of reach, and it will simply be a matter of choosing which ones we want to get involved in.

LEGION M PROJECTS

ACTIVE Projects

As of September 2019, the following Legion M projects have either released, or will be releasing soon:

MANDY

In 2017, we invested in the production financing of the feature film Mandy, directed by Panos Cosmatos and starring Nicolas Cage, Andrea Riseborough, Linus Roache, and Bill Duke. The film opened the midnight section of the 2018 Sundance Film Festival, and ended up being one of the best reviewed films of the festival. Legion M partnered with SpectreVision, Umedia, and XYZ Films to help finance both the film and the score, which was one of two-time Academy Award nominee Jóhann Jóhannsson’s final works before his death in 2018. The movie was picked up for distribution by RLJ films, and was released in theaters and on-demand in September of 2018.

Legion M supported Mandy with activations at New York Comic Con, San Diego Comic Con and Los Angeles Comic Con. We also supported the premier at the Egyptian Theater in Hollywood, helping sell out the initial screening in a matter of hours and securing Kevin Smith to host a Q&A that was recorded and shown at theaters around the country for a one-night special event.

When the movie hit theaters, Legion M volunteers organized over 60 meetups around the country, which was more than half of the theaters in which the filmed played. We also created “Home Viewing Party Kits” which we sold from the Legion M store.

In addition to helping finance the film and score, Legion M also secured a merchandise license for the film, and offers a robust array of Mandy merchandise in the Legion M store.

FIELD GUIDE TO EVIL

In early 2017, we invested in production financing for the horror anthology feature film The Field Guide To Evil. The film had its world premiere at the South by Southwest 2018 Film Festival, and released in theaters and on-demand March 29, 2019.

Legion M worked directly with the film’s producers to create activations and opportunities for our investors and members to engage with this project, including Facebook Live interviews with the filmmakers in March of 2018, opening weekend in-theater meetups with free limited edition pins, and sales of “Home Viewing Party Kits” from the Legion M store.

GIRL WITH NO NAME

In October of 2018, Legion M announced a partnership with Co-Op Entertainment’s Laura Ivey (Walking Out, Ithaca) and Tanya Wexler (Hysteria, Buffaloed) for the development of Girl With No Name, a feature film and comic book based on Alex Ranarivelo’s Slamdance Award winning screenplay.

In March of 2019, Legion M launched a Kickstarter for presale packages of a one-shot comic book that used select scenes from the screenplay to tell the origin story of the protagonist. In April, the Kickstarter ended with $125,256 in presales, more than 20 times the initial goal of $6,000. The success of the Kickstarter campaign has generated not just revenue, but also traction for the IP resulting in engagement from the fan community that we believe will be of use in the further development, packaging, and selling of the project.

JAY AND SILENT BOB REBOOT

In January of 2019, Legion M announced that we’d joined Hideout Pictures and Mickey Gooch Jr.’s Skitbags Entertainment as equity investors in Kevin Smith’s Jay and Silent Bob Reboot, a feature film sequel to the 2001 film Jay and Silent Bob Strike Back. The film will release in October 2019 with a multi-prong release strategy that includes two Fathom special events, a “Reboot Roadshow” featuring live performances by the films two stars Kevin Smith and Jay Mews, and openings in selected theaters in conjunction with the “Reboot Roadshow.”

MEMORY: THE ORIGINS OF ALIEN

On April 26, 2019, Legion M announced a partnership with Screen Media (a division of Chicken Soup for the Soul Entertainment) to acquire the North American distribution rights for Memory: The Origins of Alien, a documentary that premiered at Sundance Film Festival earlier in the year. Under this partnership, we’re sharing the costs and revenues from the North American distribution of the film across all outlets (e.g. theatrical, DVD, video on demand, streaming, etc). The film releases in select theaters and On-Demand October 4th, and will be available for purchase on VOD, DVD, and Blu-Ray November 19th.

This project was unique in that it was selected using data from Legion M’s FILM SCOUT platform, where thousands of fans from around the world cast over 40,000 votes to help us evaluate potential acquisition targets. When the film launches October 4th, it will be the first time that fans have united to find and help fund the distribution of a film from Sundance.

Development Projects

In addition to the projects above that either have released or will be releasing in 2019, Legion M also has many development projects. Development generally refers to the earliest stages of the content production cycle, when production companies invest time, money, and “sweat equity” to develop, package, and sell movies, TV series and other entertainment projects. The goal of development is to package a project and then sell it to a studio, network, distributor, sponsor, or other buyer so the project can be produced. For more information, please see the HOW WE PLAN TO MAKE MONEY section.

While many of Legion M’s development projects have not been announced, some of those that have been publicly announced are listed below:

ICONS: FACE TO FACE

“ICONS: Face to Face” is what we believe to be a first-of-its-kind virtual reality interview series that allows fans to stand face to face with the luminaries, titans and leaders of our time. Created using state-of-the-art virtual reality recording technology, these "virtual time capsules" allow fans to get as close as technologically possible to the people who shape our world.

Imagine if you could go back in time and spend an hour with William Shakespeare, Joan of Arc or Martin Luther King, Jr.? Today's technology gives us an unprecedented opportunity to capture and preserve the legacy of today's icons - told in their own voice and defined on their own terms. By building a library of interviews, Legion M aims to preserve these stories in a way that can inspire people all around the globe; now and for generations to come!

In January 2017, Legion M filmed the pilot episode of the “ICONS” series featuring the legendary Stan Lee. Considered by many to be one of the greatest storytellers of our time, Stan is the co-creator of the Marvel Universe including Spiderman, The X Men, The Avengers, The Fantastic Four, The Incredible Hulk, Iron Man, Dr. Strange, and many, many more. At 94 years old, Stan has amazing energy and a singular point of view on life and love, success and failure, and the little-known origin stories of some of the most popular characters of all time.

In addition to Stan, we also had the opportunity to interview Joan Lee, his wife of nearly 70 years. Joan provided a completely different lens through which to view a man who is loved by so many. The host and interviewer for the pilot was director, actor, author and comedian Kevin Smith—a pop culture Icon in his own right. The experience was shot in Stan Lee’s Los Angeles home.

In capturing these once-in-a-lifetime interviews, we used state of the art (for its time) technology designed to maximize the fidelity of the footage. The resolution of the camera/lens combination captured footage at the threshold of human perception, which we believe will help future-proof it as virtual reality continues to undergo technological advancements. The cameras were positioned very close to Stan and Kevin, putting the viewer at the center of an intimate conversation with a 360-degree view of the room in Stan’s home where the interview took place.

While the VR capture technology is continuing to rapidly advance, Stan and Joannie are sadly no longer around. We believe our footage is one of the last comprehensive interviews with Stan, captured in excruciatingly high fidelity with one of his closest friends and the love of his life. We hope this footage will provide value for generations to come.

EVERMOR

In March of 2018, Legion M announced the development of a one-hour sci-fi fantasy Steampunk series named "Evermor," created by Legion M members Perry Covington and Erik Figi. In February of 2019, Legion M announced that Andrew Cosby (writer of the 2019 Hellboy movie and co-creater of SyFy’s hit series “Eureka”) has attached to the series as showrunner. We’re currently in the process of trying to package and sell the series.

“ICONS: Face to Face” is wholly owned by Legion M, including the rights to the Stan Lee footage for the pilot. We’ve hired virtual reality producer Brian Seth Hurst of StoryTech Immersive (PBS’s My Brother’s Keeper) to move the development, distribution and monetization of the project forward. We are currently in discussions with several interested partners for distribution and monetization.

PITCH ELEVATOR

Anybody can have a great idea for a movie or TV show but very few people have the connections necessary to get those ideas made. Legion M aims to change that with “Pitch Elevator”.

In October of 2016, we built a full-size elevator set on the show floor of Stan Lee’s Los Angeles Comic Con. Inside were two cameras, a cameraman and a countdown timer. Guests were invited to step inside and give a two-minute pitch for their movie, television show or virtual reality idea.

We captured over 200 pitches at Comic Con, and over 200 more during an online submission period. We then built an online game that allows members of the Legion to evaluate, rank and vote on these pitches. Over the course of multiple rounds, we are currently narrowing the field down to the top 10 pitches, each of whom will win a prize package plus the once-in-a- lifetime opportunity to pitch their idea to a panel of Hollywood insiders. The best of these pitches will win a development deal with Legion M.

“Pitch Elevator” is wholly owned by Legion M. We had a camera crew present at Comic Con that allowed us to capture unscripted footage of the entire event. We feel this is a great project for Legion M as it provides both in-venue activation opportunities and compelling content that help promote Legion M. As of September 2019, we are planning to use our existing footage to prototype what the series could look like as a digital special, series or TV show.

STUNT TEAM: DRIVE

In 2017, Legion M announced the development of “Stunt Team: Drive,” an unscripted docuseries/competition TV series led by Emmy Award winning stunt coordinator Eddie Perez (“Shameless,” Deadpool). “Stunt Team: Drive” goes behind the scenes to watch the best stunt drivers in the world compete as they plan, develop and shoot the best car chase ever. We’re currently in the process of trying to package and sell the series.

AIRSHIP COWBOYS

In March of 2018, Legion M announced “Airship Cowboys,” a half-hour adult animated comedy created by Legion M members Adam Beason and Jed Rigney. This project is currently in development.

MALICE

In March of 2018, Legion M announced “Malice,” a one-hour drama series created by Legion M member Evan Wasserstrom. This project is currently in development.

JOINTLY DEVELOPED PROJECTS WITH CSS ENTERTAINMENT

In December 2018, Legion M and Chicken Soup for the Soul Entertainment, Inc. (“CSS Entertainment”) announced a strategic partnership to jointly source, develop and produce community driven original content.

Completed Projects

Once a project has reached a point where we don’t expect it to earn significant additional revenue, we consider it completed. As of June 30, 2019, Legion M has the following completed projects.

COLOSSAL

In early 2017, we participated in the theatrical release and marketing of the feature film Colossal starring Anne Hathaway and Jason Sudeikis. We partnered with distribution company Neon Rated, LLC on the P&A for the platform release which began on April 7, 2017. As part of the release of Colossal in April 2017, we hosted meetups all over the country with hundreds of Legion M members and investors attending and creating buzz to help the film’s box office performance. We also produced and sold Colossal merchandise in the Legion M store. This project was completed in 2017.

STAN LEE CELEBRATION

On July 18, 2017, Legion M united fans around the world to give comic book icon Stan Lee a once-in-a-lifetime gift—an imprint ceremony at the TCL Chinese Theatre IMAX. This was the first time in history that fans united to present such an honor, and industry luminaries such as Marvel president Kevin Feige, comedian/director Kevin Smith, SPAWN creator Todd McFarlane, S.H.I.E.L.D. star Clark Gregg and BLACK PANTHER star Chadwick Boseman presented speeches during the ceremony, followed by press interviews and meet and greets with Stan for fans and sponsors.

After the hand and footprint ceremony, Legion M hosted a “Tony Stark House Party” at a 9,000 square foot mansion in the Hollywood Hills for Stan and his 500 biggest fans, which was captured by a professional livestream production crew and broadcast to over 100,000 people watching live on Twitch. We monetized both the ceremony and after party with sponsorships, tickets and merchandise sales.

We had exceptional media coverage of the event, with dozens of outlets covering the ceremony (including a feature story in Variety Magazine), generating an estimated 11+ million media impressions, and creating a terrific PR moment for Legion M and our investors.

As the producer of this event, Legion M covered all the costs associated with the handprint ceremony and party, and monetized the events with sales of sponsorships, tickets, and merchandise. This project was completed in 2017.

BAD SAMARITAN

In 2018, we partnered with Dean Devlin’s production and distribution company Electric Entertainment, Inc., forging an innovative P&A investment for the release of their feature film Bad Samaritan starring David Tennant and Robert Sheehan. The film released on May 4, 2018 on over 2,000 screens in North America. In support, Legion M volunteers organized over 130 opening weekend meetups around the country. This project was completed in 2018.

Excelsior! A Celebration of the Amazing, Fantastic, Incredible & Uncanny Life of Stan Lee

On January 30, 2019, Legion M partnered with Stan Lee’s POW! Entertainment, Kevin Smith’s Smodco, and Agents of Mayhem to produce the official public memorial service for Stan Lee, who passed away in late 2018.  Held in the TCL Chinese Theatre IMAX in Hollywood, California, the event brought fans and talent together to celebrate the life of a man who inspired so many. In addition to courtyard ceremonies with a veteran color guard and press interviews, there were eulogies, poetry readings and panels with such luminaries as Mark Hammill, Lawrence Fishburne and Seth Green. The entire evening was hosted by Kevin Smith, and the event was used to raise awareness and funds for Stan Lee’s charity of choice, The Hero Initiative.  Legion M underwrote a significant cost of the production, which was partially reimbursed through sponsorships and tickets sales. As a memorial and tribute benefiting a non-profit foundation, this project was not intended to make money for the company, but to “give back” the Stan and the community of fans who loved him.

TOLKIEN

In March of 2019, Legion M announced a partnership with Fox Searchlight (now owned by Disney) for the feature film Tolkien, which opened on May 10th in the US and May 3rd in the UK. Legion M supported the movie with meetups and online promotions in the US and UK in exchange for revenue, co-marketing, and other exclusives related to the film.

BURN/RUnway analysis

Managing burn rate (the rate at which we’re spending money) and runway (the amount of money we have available to us) is one of the most critical aspects of running a startup. If you spend too fast, the company can run out of money. If you spend too slow, you may never achieve the velocity required to get off the ground. Both of these can be fatal for the company.

In conjunction with the information above, we thought it might be useful to explain how we think about our spending. In general, we consider our expenses to fall in one of four categories:

Management and Overhead

These are the “costs of doing business”—things like office space, accounting, management, human resources, IT, etc. Our goal as we grow is to keep these expenses as low as reasonably possible. For example, having a small, tight-knit team minimizes the need for management overhead and infrastructure. We don’t have administrative assistants, fancy office space, or the layer of management and infrastructure required for a larger organization. We travel coach class on discount airlines, and double up in hotel rooms or even crash on friend’s couches whenever possible to save on travel costs. Our founders have taken big pay cuts to work at Legion M, and are working for salaries well below what they could make elsewhere. We do this because our upside with Legion M is the same as yours – the value of the stock. We want to spend every dollar we can to grow the value of that stock.

Growing the Legion

As described above (see MANAGEMENT EVALUATION OF OPERATING RESULTS), we believe that growing the size of our community is the single best way for us to increase the value of our company. Everything we do – from the projects we take on to the activations we do at comic cons and film festivals – is done with an eye towards how it can help us grow our Legion of members and investors.

The money we spend on growth varies greatly from month to month. As a data driven company (both our founders have deep Silicon Valley roots), our focus is finding cost-effective ways for us to promote and grow the Legion. For example, we’ve found that online advertising is a good way for us to find new investors. The great thing about this sort of marketing is we can measure the conversion rate of each campaign, and scale it accordingly. If a campaign is converting at a reasonable cost, we turn it up. If it’s not we turn it off. We’re willing to spend quite a lot of money on marketing like this, but only because we know that it’s being spent efficiently.

Another example of a technique we use to grow the Legion is strategically partnering on projects. We’ve found that marketing Legion M in the context of a project is one of the most efficient ways for us to grow the Legion. Most of the activities we take on behalf of our investments involve things like marketing on social media, hosting panels at comic-cons, organizing volunteer meetups, which are all great ways for us to grow our community.

EXTERNAL Project Expenses

The financing, development, and monetization of entertainment projects is the engine that will eventually drive our business. To date, this includes external projects (Colossal, Mandy, Field Guide to Evil, Bad Samaritan, Memory: The Origins of Alien, Jay and Silent Bob Reboot) that we invest in, as well as internal projects (e.g. “ICONS: Face To Face,” “Pitch Elevator,” “Girl with No Name,” “Evermor,” “Malice,” “Airship Cowboys,” etc.) that we develop ourselves.

The financial investments we are capable of making is growing each year, but still relatively small by Hollywood standards. The returns on these investments (particularly development, equity and distribution investments) can take a VERY long time to materialize. For example, the rights we partnered with Screen Media to acquire for Memory: The Origins of Alien will allow us to earning revenue on that title for decades. Our potential to earn revenue on internally developed projects (e.g. “Girl With No Name”) last in perpetuity--but only if we’re successful in getting them made, which can take years. Girl With No Name is the first of our development projects to generate revenue with comic book presales, but our goal for that project is to turn it into a feature film.

At this point in the company’s development, we see each project largely as a stepping stone to help us grow our community and establish Legion M in the industry. As you can see in the section “HOW WE PLAN TO MAKE MONEY”, we’re actively experimenting in many different realms with many different models. While every investment we’ve made so far has been done with an intent to make a profit (with the exception of the Celebrating Stan Lee Event and Excelsior! Stan Lee Tribute benefiting the Hero Initiative – the goal which was to break even rather than turn a profit), we believe there is also significant value in these early projects’ ability to grow our community, strategically “level up” within the industry, and serve as prototypes that allow us to better understand the opportunities and challenges of activating our first-of-its kind community.

Internal PROJECT and Business Development

This is the equivalent of “R&D”—the resources we spend cultivating and developing new projects and opportunities. Some examples include:

•	Creating and cultivating relationships with partners (studios, agents, talent, distributors, production companies, sponsors, etc.) who may have projects we’re interested in, or might be interested in our projects.

•	Negotiating partnerships and acquiring rights associated with films, books, scripts and other entertainment content.

•	Reading and evaluating scripts and project proposals.

•	Developing internal ideas (e.g. brainstorming, writing treatments, packaging projects, etc.) and external ideas (e.g. spec scripts, TV pitches, etc.) with our partners.

•	Pitching projects to potential buyers and/or financiers.

•	Developing new lines of business (e.g. merchandise, event sponsorships) for Legion M and our projects.

•	Developing technology (e.g. SCOUT, M-Pulse, Meetup Maker) that allow Legion M to harness the power of our community).

Most of the activities for this category are undertaken by our existing team, which means the costs are largely reflected in the burn rate of our employees and contractors.

Future Considerations

As described above, our goal is to keep overhead expenses as low as possible so we can maximize the amount of money spent on growing the Legion and developing entertainment projects. That said, over time we expect some increases in our operating expenses in the following areas:

•	Having successfully proven many of the key tenants of our proposition, we now consider Legion M in a growth phase. As such, we plan to continue accelerating spending on marketing that will help grow the Legion M community.

•	As we grow, we may add additional staff and/or part-time employees/contractors to execute our business plan. As of this writing (September 2019) and subsequent to Interim 2019, we have hired one additional full-time employee, converted one of our part-time employees into a full-time employee, and brought on 4 additional part-time employees that work, in combination, approximately 20 hours per week. We do not currently have any additional open positions, but we expect that may change in the future. As a rule, we are very careful and slow to hire, as we want to ensure we’re closely managing our burn rate.

•	Compensation for Legion M’s top executives is significantly below market rates for their experience/position and well below the compensation they earned at previous companies. This is common for executives during the startup phase, but as the company matures we expect to increase executive pay closer to market levels.

•	Currently our team primarily works remotely, and while we pay a monthly fee for conference room space in Century City, CA, we don’t have costs associated with dedicated office space (e.g. rent, utilities, furniture, reception staff, etc.). As we continue to grow, our needs may change, which could increase our monthly fixed costs.

Liquidity and Capital Resources

As of June 30, 2019, Legion M had $850,463 in cash on hand and an additional $111,067 in escrow awaiting disbursement from our Round 4 Regulation A offering on Wefunder.

In July of 2019, Legion M launched a fifth round of equity crowdfunding using the same Regulation A offering with an updated price of $10.00 per share. As of September 27, 2019, we have $1,260,310 of funds in escrow from that offering.

We do not currently have any loans. We have not committed to make any capital expenditures. We have no bank line of credit or other financings arranged.

Over time, we expect to launch many more additional rounds of funding. Our long-term goal is to have one million shareholders as owners of the company. We believe that could make us one of the most influential companies in Hollywood. That said, we cannot guarantee that we will have sufficient capital to finance our growth and planned business operations in the future or that such capital will be available to us on terms that are favorable to us. We are currently incurring operating deficits that are expected to continue for the foreseeable future. We’ve had five successful rounds of equity crowdfunding so far, and are planning more in the future. If we fail to raise adequate funds from future rounds, our plan would be to reduce operating expenses and conserve cash while seeking additional funding and finance partners.

General Industry Trends

Film, television and digital entertainment is a global industry that generates trillions of dollars in revenue each year. Home to some of the largest and best known corporations in the world (from Disney, Sony, and Warner Brothers to Netflix, Amazon and Apple), it is an extremely complex and competitive industry with stakeholders ranging from content creators and studios to networks, distributors, and technology companies.

As the industry grows, it’s constantly evolving. In recent years, changes in technology and consumer habits have ushered dramatic shifts in the industry, including the proliferation and success of global OTT (“over the top”) services such as, Netflix, Amazon and Hulu, entertainment content distributed by wireless phone carriers, new technologies like interactive TV and Virtual Reality, and the growth of non-traditional models such as, PPV (pay per view), VOD (video on demand), and SVOD (subscription video on demand).

We believe that disruption of the entertainment market has created (and will continue to create) an unprecedented opportunity for a fan-owned company like Legion M. That’s because no matter how the technology or industry landscape changes, the one thing that remains constant is the importance of the audience. It’s the collective eyeballs and wallets of viewers around the world that fuel the industry, and we believe that by building a company owned by fans we’re creating a strategic advantage resilient to changes in technology and consumer behavior and building a business that can stand the test of time.

Company Trends and Activities

The following sections contain a discussion of some, but not all, of our planned activities in the coming months. There’s no guarantee that we’ll follow this plan, or be able to execute it successfully. As a startup, we’re constantly changing and evolving as we react to current opportunities and market conditions. That said, the information below may be useful in understanding the way we look at the business.

Growing the Legion/Fundraising

At this point in the company’s development, we believe that growing the size of our community is the single best way for us to increase the value of our company. That’s because the strength, power, and value of our company depends on the size and strength of our community. As our Legion of fans grows, so will our access to high quality entertainment projects and our ability to market and support these projects.

Growing the number of investors in the company is also critical in that it provides the capital necessary for our growth. While we are open to the prospect of bringing in strategic investors to increase our capital reserves, we are first and foremost a company designed to be owned by FANS. While it may be harder to bring in a large amount of capital $100 at a time, we believe the company is stronger because of it.

Marketing is extremely important for us to grow the Legion. In general, we plan to spend up to 25% of the money we raise from our crowdfunding offering marketing and promoting the Legion. The money we spend on marketing builds our brand, enhances our public visibility, and grows our community. This in turn drives growth of the Legion, and increases our competitive advantage. Some of the primary marketing channels we expect to use include:

•	Online advertising;

•	Attending and/or exhibiting at conventions and film festivals;

•	Community events (i.e. Meetups);

•	Creating and encouraging viral sharing opportunities for our members;

•	Public relations, including speaking on panels and creating bylines for publication;

•	Sponsoring of events/activities;

•	Referral programs; and

•	Developing, printing, and distributing promotional materials (i.e. promo cards, buttons, stickers, etc.) that enable members of our Legion of fans to help spread the word.

Our marketing costs fluctuate heavily based on business conditions. If a method of marketing is successful (meaning that it is effective at growing the Legion) we increase our spending. If it’s not effective, we can turn it down or even shut it off completely. For more information, please read the “BURN/RUNWAY ANALYSIS” section of this document.

Project Development

Aside from growing the Legion, we expect to continue developing entertainment projects. The amount of money we invest in projects will depend heavily on the results of our future fundraising rounds. Our budgets today (as of September 2019) are typically measured in hundreds of thousands of dollars. In general, we’ve seen an upward trend in our budgets as the company and our capital resources have grown. As described in the “EFFECTS OF SCALE ON LEGION M PROJECTS” section of this document, in many cases increased capital investment can result in increased ROI and can also improve our negotiating position. As such, we hope to continue making larger investments in larger projects as the company scales.

Our goal as a company is to maintain a slate of projects that is diversified across genre (i.e. comedy vs. horror), medium (i.e. feature film vs. TV vs. virtual reality) and risk profile (i.e. high risk, early stage projects vs. lower risk, late stage projects). As described in the “HOW WE PLAN TO MAKE MONEY” section of this document, the range of projects on our slate is quite large, and we expect it to continue to grow as we experiment and evolve.

Business Development

Since inception, Legion M has seen steady growth in our access to partners and deals. We plan to continue investing in business development to generate business and marketing opportunities for Legion M. This activity consists of sourcing entertainment projects, sourcing distribution channels, producing events and marketing opportunities, networking with potential advisory board members and/or board of directors’ members and potential marketing partners.

Harnessing the Power of the Community

One of Legion M’s foremost assets is our community of investors and members. We’ve seen firsthand how the talents and efforts of our most enthusiastic investors can be used to contribute to the success of THEIR company. As such, we are constantly seeking ways to engage our community and expect to continue devoting time and resources to developing tools, infrastructure, and processes that allow us to harness its power. Some examples include:

•	Meetup Maker: an online tool that allows Legion M volunteers to organize local meetups in their area for movie premieres, and other Legion M meetups.
•	SCOUT: an online system that allows Legion members/investors to become Legion M scouts and help evaluate potential projects at film festivals.
•	Mogul: an online system that enabled Legion M members/investors to rate and evaluate over 400 pitches as part of the Pitch Elevator project.
•	M-Pulse: an online system that allows Legion M investors to rate and evaluate Legion M’s past, present, and future slate of projects.
•	Legion M Members-Only Facebook Group: a Facebook group that gives members and investors of Legion M the opportunity to communicate directly with the Legion M executives and staff.
•	The Sponsorship Program: A program that allows Legion M members/investors to earn sales commissions on sponsorships of Legion M events.

2. OTHER INFORMATION

None.

3. financial STATEMENTS

Legion M Entertainment, Inc.

A Delaware Corporation

Financial Statements

June 30, 2019 and December 31, 2018

Legion M Entertainment, Inc.

TABLE OF CONTENTS

Legion M Entertainment, Inc.
Balance Sheets
As of June 30, 2019 and December 31, 2018

	As of June 30, 2019 (unaudited)	As of December 31, 2018 (audited)
ASSETS
Current assets:
Cash	$731,357	$45,751
Subscriptions receivable in escrow	1,094	563,332
Other receivable	111,067	1,569
Inventory	31,158	22,775
Deposits	54,314	-
Accrued revenue	50,000	-
Accounts receivable	26,806	19,000
Prepaid expenses	33,149	49,330
Total current assets	1,038,945	701,757

Non-Current assets:
Property and equipment, net	15,588	20,790
Investments in productions	494,556	467,867
Total non-current assets	510,144	488,657
TOTAL ASSETS	$1,549,089	$1,190,414

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$132,592	$189,053
Deferred revenue	134,579	65
Accrued expenses	18,879	26,480
Pending Investment	-	100,000
Total current liabilities	286,050	315,598
Total liabilities	286,050	315,598

Stockholders' equity:
Class A common stock, $0.0001 par, 17,000,000 authorized, 872,477 and 676,716 issued and outstanding at June 30, 2019 and December 31, 2018, respectively	86	67
Class B common stock, $0.0001 par, 3,000,000 authorized, 1,637,243 issued and outstanding, 1,415,260 vested at June 30, 2019 and 1,637,243 issued and outstanding, 1,338,278 vested at December 31, 2018	165	165
Additional paid-in capital	8,416,387	6,480,970
Accumulated deficit	(7,153,599)	(5,606,386)
Total stockholders' equity	1,263,039	874,816
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,549,089	$1,190,414

See the accompanying notes, which are an integral part of these unaudited financial statements.

Legion M Entertainment, Inc.
Unaudited Statements of Operations
For the six months ended June 30, 2019 and 2018

	For the six months ended June 30,
	2019	2018
Revenue	$259,400	$18,676
Costs of net revenues	227,926	13,099
Gross profit	31,474	5,576

Operating expenses:
Compensation and benefits	530,735	571,400
Sales and marketing	700,647	312,078
Independent contractors	62,699	46,605
Professional fees	72,329	71,270
Travel expenses	65,701	64,234
General and administrative	81,811	42,134
Depreciation	5,202	4,841
Asset Impairment	59,563	-
Total operating expenses	1,578,687	1,112,561
Loss from operations	(1,547,213)	(1,106,985)
Net loss	$(1,547,213)	$(1,106,985)

Weighted average common shares:
Basic and Diluted	2,467,757	2,102,415

Earnings per share:
Basic and Diluted	$(0.63)	$(0.53)

See the accompanying notes, which are an integral part of these unaudited financial statements.

Legion M Entertainment, Inc.
Unaudited Statements of Cash Flows
For the six months ended June 30, 2019 and 2018

Cash flows from operating activities	For the six months ended June 30,
	2019	2018
Net loss	$(1,547,213)	$(1,106,985)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	5,202	4,841
Stock compensation expense	152,466	194,961
Fair value of warrants issued for marketing services	-	66,590
Changes in operating assets and liabilities:
(Increase)/decrease in other receivables	475	57,085
(Increase)/decrease in deposits	(54,314)	-
(Increase)/decrease in inventory	(8,383)	(4,806)
(Increase)/decrease in accrued revenue	(50,000)	-
(Increase)/decrease in accounts receivable	(7,806)	-
(Increase)/decrease in prepaid expenses	16,182	30,732
Increase/(decrease) in accounts payable	(56,461)	107,882
Increase/(decrease) in deferred revenue	134,514	(10,160)
Increase/(decrease) in accrued expenses	(7,601)	5,022
Net cash used in operating activities	(1,422,939)	(654,838)

Cash flows from investing activities
Investments in productions	(26,689)	(98,550)
Net cash used in investing activities	(26,689)	(98,550)

Cash flows from financing activities
Proceeds from issuance of Class A common stock	2,178,632	416,314
Offering costs	(43,398)	(54,508)
Net cash provided by financing activities	2,135,234	361,806
Net change in cash	685,606	(391,582)

Cash at beginning of period	45,751	611,755
Cash at end of period	$731,358	$220,173

See the accompanying notes, which are an integral part of these unaudited financial statements.

Legion M Entertainment, Inc.
NOTES TO UNAUDITED FINANCIAL STATEMENTS
As of June 30, 2019, June 30, 2018, and December 31, 2018, and for the six-month periods ended June 30, 2019 and 2018

NOTE 1: NATURE OF OPERATIONS

Legion M Entertainment, Inc. (the “Company”), is a corporation organized March 4, 2016 under the laws of Delaware. The Company was formed as a fan-owned entertainment company.  The Company is working with Hollywood creators and producers to develop and monetize content. The Company’s mission is to empower creators to push the boundaries and empower fans to be a part of the content they love.  The Company is developing a slate of entertainment projects, including, but not limited to, feature films, TV series, virtual reality projects, games, and web series.

Revenue totaled $259,400 and $18,676 for the six-month periods ending June 30, 2019 and 2018, respectively. The Company’s activities for the six-month period ending June 30, 2019 have consisted of growing the size of the Legion M community, developing projects, R&D, raising capital, business development, building infrastructure, and marketing for principal operations as well as our projects. The Company is dependent upon additional capital resources and is subject to significant risks and uncertainties; including failing to secure additional funding.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company is a business that is in early growth phase and therefore has just started generating early revenues from principal operations. Consistent with this early phase, the Company has no profit since inception, incurred negative operating cash flows, and has sustained net losses of $1,547,213 and $1,106,985 for the for the periods ended June 30, 2019 and 2018. As of June 30, 2019, the Company has current assets that exceed current liabilities by $752,894 which it expects to fund at least six more months of operations. The Company expects near-term revenue from various projects and investment proceeds. However, the Company’s ability to continue as a going concern for the next twelve months is dependent upon its plan to raise more capital from investors. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time without raising additional funding.  The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less. As of June 30, 2019, the cash balance exceeded the FDIC insured limits by $481,357.

Accrued Revenue

Accrued revenue as of June 30, 2019 is related to revenue that was earned but not yet invoiced or received before the end of the period.

Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions.  As of June 30, 2019 and December 31, 2018, no associated allowances for doubtful accounts were established.

Legion M Entertainment, Inc.
NOTES TO UNAUDITED FINANCIAL STATEMENTS
As of June 30, 2019, June 30, 2018, and December 31, 2018, and for the six-month periods ended June 30, 2019 and 2018

Other Receivable

Other receivable are primarily due from payment processors and gateways (e.g. Paypal, Stripe, Wefunder).

Inventory

Inventories are comprised of merchandise (t-shirts, lapel pins, hats, etc.) that are used for marketing and/or for sale in the Legion M store (www.legionm.com/store). Inventories are stated at the lower of cost or market value. Cost is determined using the average costing method. Inventory balances As of June 30, 2019 and December 31, 2018 were $31,158 and $22,775, respectively.

Production Investments

The Company has cost investments in productions. The fair value of these investments is dependent on the performance of the investee productions as well as volatility inherent in the external markets for these investments. In assessing the potential impairment of these investments, we consider these factors as well as the forecasted financial performance of the investees and market values, where available. If these forecasts are not met or market values indicate an other-than-temporary decline in value, impairment charges may be required.

Filmed Entertainment and Production Costs

In accordance with ASC 926, “Entertainment—Films” (“ASC 926”), Filmed Entertainment costs include capitalized production costs, development costs, overhead and capitalized interest costs, net of any amounts received from outside investors. These costs, as well as participations, are recognized as operating expenses for each individual production based on the ratio that the current period’s gross revenues for such production bear to management’s estimate of its total remaining ultimate gross revenues. Marketing, distribution and general and administrative costs are expensed as incurred. The Company has set a minimum threshold of $10,000 before capitalizing the costs. Management bases its estimates of ultimate revenue for each production on a variety of factors, including: historical performance of similar productions, market research and the existence of future firm commitments. Management regularly reviews, and revises when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write-down of the asset to fair value amount. Costs for productions not produced are written-off at the time the decision is made not to develop the story or after three years.

Production costs are stated at the lower of unamortized cost or estimated fair value on a production basis. Revenue forecasts for productions are continually reviewed by management and revised when warranted by changing conditions. Results of operations in future years are dependent upon the amortization of production costs and may be significantly affected by periodic adjustments in amortization rates.  As a result, the Company' financial results fluctuate from period to period.

If estimates of ultimate revenues change with respect to a production, causing reductions in fair values, we may be required to write down all or a portion of the related unamortized costs of the production to its estimated fair value.  No assurance can be given that unfavorable changes to revenue and cost estimates will not occur, which may result in significant write-downs affecting our results of operations and financial condition.

Consistent with this guidance, at June 30, 2019 and at the end of 2018, the Company reduced the expectations on certain projects. As a result, the fair value of the investments was reduced $59,563 and $84,325 as of June 30, 2019 and December 31, 2018, respectively. Impairment losses of those amounts were recognized during the respective periods.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000 Property and equipment is stated at cost. The cost of additions and substantial improvements to property and equipment is capitalized. The cost of maintenance and repairs of property and equipment is charged to operating expenses. Property and equipment is depreciated using straight-line methods over their estimated economic lives. Property and equipment is reviewed for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No assets were impaired as of June 30, 2019 and December 31, 2018. There were no Property and equipment additions during the periods ended June 30, 2019 and 2018. Depreciation expense totaled $5,202 and $4,841 for the periods ended June 30, 2019 and 2018, respectively.

Legion M Entertainment, Inc.
NOTES TO UNAUDITED FINANCIAL STATEMENTS
As of June 30, 2019, June 30, 2018, and December 31, 2018, and for the six-month periods ended June 30, 2019 and 2018

	As of	As of
	June, 2019	December 31, 2018
Original Cost	$45,935	$45,935
Accumulated Depreciation	30,347	25,145
Book Value	$15,588	$20,790

Fair Value of Financial Instruments

The Company discloses fair value information about financial instruments based upon certain market assumptions and pertinent information available to management. Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximate fair value.

Concentrations of Credit Risks

The Company’s financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company will place its cash and cash equivalents with financial institutions of high credit worthiness. The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Revenue totaled $259,400 and $18,676 for the periods ended June 30, 2019 and 2018, respectively.

Stock-Based Compensation

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards and warrants. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the “simplified method,” which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed.

In December 2017, the Tax Cuts and Jobs Act (the “Tax Act”) was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (SAB 118), which allows us to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. Since the Tax Act was passed late in the fourth quarter of 2017, and ongoing guidance and accounting interpretation are expected over the next 12 months, we consider the accounting of the transition tax, deferred tax re-measurements, and other items to be incomplete due to the forthcoming guidance and our ongoing analysis of final year-end data and tax positions. We expect to complete our analysis within the measurement period in accordance with SAB 118.

The Company reviews tax positions taken to determine if it is more likely than not that the position would be sustained upon examination resulting in an uncertain tax position. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the periods ended June 30, 2019 and December 31, 2018, the Company recognized no interest or penalties.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.  The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.  For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company files income tax returns in the United States and is subject to income tax examinations for its U.S. federal income taxes for the preceding three years and, in general, is subject to state and local income tax examinations for the preceding three years. Tax returns for 2017 and 2018 have been filed. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards.  Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. As of June 30, 2019 and December 31, 2018, the Company had total taxable net operating loss carryforwards of approximately $6,092,884 and $4,828,276, respectively. The Company is expect to pay Federal and California income taxes at rates of approximately 21% and 8.8%, respectively for the period ended June 30, 2019 and for the period ended December 31, 2018 and has used an effective blended rate of 28.0% to derive a net tax asset as of June 30, 2019 and December 31, 2018 of approximately $2,031,055 and $1,599,699, respectively. The Company cannot presently anticipate the realization of a tax benefit on its net operating loss carryforward. Accordingly, the Company recorded a full valuation allowance against its deferred tax assets as of June 30, 2019 and December 31, 2018. Deferred tax assets and liabilities resulted from net operating losses, depreciation/amortization, organizational costs, deferred revenue and stock-based compensation.

The following table reconciles the statutory income tax rates to actual rates based on income or loss before income taxes as of June 30, 2019 and December 31, 2018.

	As of June 30, 2019 (unaudited)	As of December 31, 2018 (audited)
Federal income tax rate	21.0%	21.0%
State income tax rate, net of federal benefit	7.0%	7.0%
Valuation allowance	-28.0%	-28.0%
Effective tax rate	0.0%	0.0%

	As of June 30, 2019 (unaudited)	As of December 31, 2018 (audited)
Deferred tax assets:
Stock based compensation	$271,255	$228,590
Organizational costs	17,113	19,965
Deferred revenue	37,678	18
Net operating loss carryforward	1,705,008	1,351,125
Net deferred tax assets	2,031,055	1,599,699
Less: Valuation allowance	(2,031,055)	(1,599,699)
Net deferred tax asset	$-	$-

In December 2017, the Tax Cuts and Jobs Act (the “Tax Act”) was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. The tax rate change reduced the Company’s net deferred tax assets by $384,622 for 2017, prior to the enactment of the new tax rate. However, this change had no impact to the Company’s net loss as the Company has not incurred a tax liability or expense for the year ended December 31, 2018 and has a full valuation allowance against its net deferred tax assets.

The Company reviews tax positions taken to determine if it is more likely than not that the position would be sustained upon examination resulting in an uncertain tax position. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the periods ended June 30, 2019 and December 31, 2018, the Company recognized no interest or penalties.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive.

	As of	As of
	June 30, 2019	December 31, 2018
Warrants	32,000	32,000
Options	356,742	331,742
Total dilutive securities	388,742	363,742

As all potentially dilutive securities are anti-dilutive As of June 30, 2019 and December 31, 2018, diluted net loss per share is the same as basic net loss per share for each year.

NOTE 4: STOCKHOLDERS’ EQUITY

On April 12, 2016, the Company’s Board of Directors approved amended and restated articles of incorporation. The amended and restated articles of incorporation increased the authorized stock from 10,000,000 shares of common stock with a par value of $0.0001 to 20,000,000 shares of common stock with a par value of $0.0001, and authorized the creation of two classes of common stock, “Class A Common Stock” and “Class B Common Stock,” with 17,000,000 shares of the authorized common stock designated as Class A Common Stock and 3,000,000 shares of the common stock designated as Class B Common Stock. The amended and restated articles of incorporation reclassify each outstanding share of common stock as of the effective date to one share of Class B Common Stock. The Class B Common Stock contains a voting rights preference of 10 votes per share and is convertible into Class A Common Stock at the option of the holder.

During the period from March 4, 2016 (inception) to December 31, 2016, 1,546,040 shares of Class B Common Stock were issued at prices ranging from $0.0001 to $0.001 per share, yielding proceeds of $1,501. This amount was recorded as an expense for services rendered by the stockholders.

These shares of Class B Common Stock are subject to vesting over periods from immediate to 48 months with vesting contingent upon continued service with the Company. The Company considered its negative book value and limited operating activity as of these share issuances and determined the issuance prices approximated the fair value of the shares issued. As of June 30, 2019 and December 31, 2018, 1,415,260 and 1,338,278 of these outstanding Class B Common Stock have vested, respectively. As of June 30, 2019 and December 31, 2018, these unvested shares vest over a weighted average period of 0.3 years and 0.8 years, respectively.

Additionally, in 2016, the Company converted $501,281 of convertible notes and related interest outstanding to 97,648 shares of Class B Common Stock. All of the shares vested immediately upon conversion.

In September 2016, the Company completed an equity offering through Regulation Crowdfunding and raised gross proceeds of $999,999 for the issuance of 142,857 shares of Class A Common Stock. The offering price for this offering was $7.00 per share.

During the period from March 4, 2016 (inception) to December 31, 2016, The Company completed equity investments outside of the crowdfunding campaign providing proceeds of $193,522 for the issuance of 27,646 shares of Class A Common Stock. The offering price for this offering was $7.00 per share.

The Company had a Regulation Crowdfunding and a Regulation A Funding round open during the year ended December 31, 2017 and during that period investors were able to purchase shares of Class A Common Stock. The share price for these offerings was $7.47 per share.  During the year ended December 31, 2017, 272,870 shares were sold generating $2,038,339.

The Company had a Regulation Crowdfunding and a Regulation A Funding round open during the year ended December 31, 2018 and during that period investors were able to purchase shares of Class A Common Stock. The share prices for these offerings was $7.47 per share through May 14, 2018, $8.32 per share through October 3, 2018 and $8.88 per share for the remainder of the year.  During the year ended December 31, 2018, 226,898 shares were sold generating $1,923,652.

The Company received partial gross proceeds disbursement of funds committed from these equity offerings of $368,709 and $1,435,011 during the period ended June 30, 2019 and the year ended December 31, 2018, respectively. As part of the normal process of investors purchasing stock, those purchases are held in escrow by Wefunder, the Company’s funding portal.  At the end of each month, there is a balance of funds held by Wefunder for future distribution to the Company.  The escrow balance As of June 30, 2019 and December 31, 2018, was $111,067 and $563,332, respectively.

As of June 30, 2019 and December 31, 2018, the Company had 872,477 and 676,716 of Class A Common Stock and 1,637,243 and 1,637,243 of Class B Common Stock issued and outstanding, all respectively.

NOTE 5: SHARE-BASED PAYMENTS

Stock Plan

On April 12, 2016, the Company adopted its 2016 Equity Incentive Plan (the “Plan”). The Plan authorizes options to purchase up to 253,960 shares of Class B Common Stock. On November 3, 2016, the Company amended its 2016 Equity Incentive Plan to authorize an additional 500,000 options to purchase Class B Common Stock. As of June 30, 2019 and December 31, 2018, there were 397,218 and 422,218 options available for issuance, respectively.

As of June 30, 2019 and December 31, 2018, the Company had issued and outstanding 338,742 and 331,742 options to purchase Class B Common Stock under the Plan, respectively.

	June 30, 2019		December 31, 2018
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of period	331,742	$5.62	279,242	$5.62
Granted	25,000	$7.88	52,500	$7.88
Exercised	-		-
Forfeited	-		-
Outstanding - end of period	356,742	$5.98	331,742	$5.98

Exercisable at end of period	231,024	$5.99	192,527	$5.99

Weighted average grant date fair value of options granted during period	$4.70		$4.12

Weighted average duration (years) to expiration of outstanding options at period-end	7.9		8.2

These options vest over different schedules with some vesting immediately and others vesting over periods from 1 to 10 years. The maximum term for stock options granted under the Plan may not exceed ten years from the date of grant. The options expire 10 years after the date of grant. The remaining outstanding options will vest over a weighted average period of 36 months.

The assumptions utilized for valuing stock-based grants for compensation and marketing expense during the periods ended June 30, 2019 and December 31, 2018:

	June 30, 2019	December 31, 2018
Risk Free Interest Rate	2.49%	2.45%-3.05%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	60.00%	60.00%
Expected Life (years)	5.0	5.0
Fair Value per Stock Option	$4.70	$3.95-$4.43

The Company recognizes stock-based compensation on a straight-line basis over the options’ vesting periods. Based on the issue dates, the per share value and the vesting period, the Company determined total stock-based compensation and additional paid-in capital to be to be $152,466 and $194,961 for the periods ending June 30, 2019 and 2018, respectively.

Unrecognized share-based compensation expense was $588,509 and $623,474 as of June 30, 2019 and December 31, 2018, respectively. This unrecognized compensation expense expected to be recognized over a weighted-average period of approximately 30 months and 36 months as of June 30, 2019 and December 31, 2018, respectively.

Warrants

In April 2016, the Company issued 27,000 warrants to purchase Class B shares of common stock. The shares available under this warrant vest pro-rata over two years on a monthly basis (1/24 vest per month). The stock purchase warrants expire at the earliest of: ten years after their date of issuance (2026), any change in control, or an initial public offering. The exercise price for the common stock warrants is $0.01 per share. The number of shares or exercise price will be adjusted in the event of any stock dividend, stock splits or recapitalization of the Company. As of June 30, 2019 and December 31, 2018, all 27,000 warrants had vested, respectively. The Company determined the grant date fair value of these warrants under a Black-Scholes calculation to be $188,759, and recognized $0 and $31,460 of such to additional paid-in capital and as marketing expense during the periods ended June 30, 2019 and 2018, respectively. Those values were recorded as an adjustment to additional paid-in capital and as marketing expense. The assumptions and inputs for the Black-Scholes calculation for the warrants are the same terms as used for valuing the options issued on April 12, 2016.

In June 2017, the Company issued 5,000 warrants to purchase Class B shares of common stock. The shares available under this warrant vested immediately on issuance. The stock purchase warrants expire at the earliest of: ten years after their date of issuance (2027), any change in control, or an initial public offering. The exercise price for the common stock warrants is $7.47 per share. The number of shares or exercise price will be adjusted in the event of any stock dividend, stock splits or recapitalization of the Company. The Company determined the fair value of these warrants under a Black-Scholes calculation to be $19,400 and recorded that value as an adjustment to additional paid-in capital and as an investment in a project. The assumptions and inputs for the Black-Scholes calculation for the warrants are the same terms as used for valuing the options issued on June 9, 2017.

As of both June 30, 2019 and December 31, 2018, there was $0 of unrecognized share-based compensation expense.

As of both June 30, 2019 and 2018, there were 32,000 warrants outstanding with weighted average exercise price per share of $1.18, and 32,000 warrants vested with weighted average exercise price per share of $1.18, all respectively.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services.

In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. We adopted the new standard effective January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 7: SUBSEQUENT EVENTS

Regulation A Offering

Since June 30, 2019, the Company has received cash disbursements of $117,771   from Regulation A escrow holdings for 12,844 shares sold and issued prior to June 30, 2019 and 794 shares sold and issued in July and August 2019.

In July 2019 the company opened its 5th round of equity crowdfunding (via Regulation A). The round is still in process. As of September 27, 2019, Wefunder has collected $1,260,310 in escrow for this round.

Management’s Evaluation

Management has evaluated subsequent events through September 27, 2019, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

4. EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Amended and Restated Certificate of Incorporation (1)

2.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation (2)

2.3	Amended and Restated Bylaws (3)

4.	Form of Subscription Agreement (4)

6.1	Employment Agreement (Paul Scanlan) (5)

6.2	Employment Agreement (Jeff Annison) (6)

6.3	Employment Agreement (Terri Lubaroff) (7)

6.4	2016 Equity Incentive Plan (8)

6.5	Loan Agreement with Underground Labs (9)

(1)	Filed as an exhibit to the Legion M Entertainment, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10877 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1674163/000114420418041214/tv499462_ex2-1.htm)

(2)	Filed as an exhibit to the Legion M Entertainment, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10877 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1674163/000114420418051599/tv503753_ex2-2.htm)

(3)	Filed as an exhibit to the Legion M Entertainment, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10877 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1674163/000114420418051599/tv503753_ex2-3.htm)

(4)	Filed as an exhibit to the Legion M Entertainment, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10877 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1674163/000114420418041214/tv499462_ex4.htm)

(5)	Filed as an exhibit to the Legion M Entertainment, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10877 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1674163/000114420418041214/tv499462_ex6-1.htm)

(6)	Filed as an exhibit to the Legion M Entertainment, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10877 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1674163/000114420418041214/tv499462_ex6-2.htm)

(7)	Filed as an exhibit to the Legion M Entertainment, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10877 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1674163/000114420418041214/tv499462_ex6-3.htm)

(8)	Filed as an exhibit to the Legion M Entertainment, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10877 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1674163/000114420418041214/tv499462_ex6-4.htm)

(9)	Filed as an exhibit to the Legion M Entertainment, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10877 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1674163/000114420418041214/tv499462_ex6-5.htm)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Emeryville, State of California, on September 30, 2019.

Legion M Entertainment, Inc.

/s/ Paul Scanlan
By Paul Scanlan, Co-Founder, Chief Executive Officer, Chief Financial Officer and Treasurer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Paul Scanlan
Paul Scanlan, Co-Founder, Chief Executive Officer, Chief Financial Officer, Treasurer, and Director

Date: September 30, 2019

/s/ Jeff Annison
Jeff Annison, Director

Date: September 30, 2019